AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

CENTRE FUNDS

Centre American Select Equity Fund

This Amended and Restated Expense Limitation Agreement (“Agreement”), dated as of November 11, 2022, is made and entered into by and between Centre Funds, a Delaware statutory trust (the “Trust”), on behalf of its series, Centre American Select Equity Fund (the “Fund”), and Centre Asset Management, LLC (the “Adviser”).

WHEREAS, the Adviser and the Trust, on behalf of the Fund, are party to an investment advisory agreement (the “Advisory Agreement”) dated September 14, 2013, pursuant to which the Adviser, during the term of such agreement, provides investment advisory services to the Fund; and

WHEREAS, the Trust, on behalf of the Fund, and the Adviser entered into an amended and restated expense limitation agreement dated November 10, 2017, pursuant to which certain operating expenses of the Fund were limited in accordance with the terms set forth therein; and

WHEREAS, the Trust, on behalf of the Fund, and the Adviser desire to further amend and restate such agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Expense Limitation.

(a) Applicable Expense Limit. To the extent that the total operating expenses of the Fund (including (but not limited to) investment advisory fees of the Adviser, but excluding, as applicable, any front-end or contingent deferred sales loads, taxes, leverage interest, distribution/service (Rule 12b-1) fees, shareholder services fees, brokerage commissions, acquired fund fees and expenses (except that, if an acquired fund is an underlying fund managed by the Adviser and such acquired fund is not subject to an effective expense limitation or fee waiver agreement at any time during the term of this Agreement, then, for that time, the operating expenses of each class of shares of the Fund shall not exclude the amount of advisory fees included in such acquired fund’s fees and expenses to which the Fund would otherwise be subject), expenses incurred in connection with any merger or reorganization, and extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of the Fund’s business)) incurred by the Fund in any fiscal year (“Fund Operating Expenses”), exceed the “Maximum Operating Expense Limit,” as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

(b) Operating Expense Limit. The maximum Operating Expense Limit in any year shall be the amount of the “Maximum Operating Expense Limit” applicable to each such class of shares as set forth across from the name of each respective class of the Fund on the attached Schedule A.

(c) Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Operating Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of the Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

(d) Year-End Adjustment. If necessary, on or before the last day of the first month of a fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser with respect to the previous fiscal year shall equal the Excess Amount.

(e) Recapture. If the Adviser so requests, any Fund Operating Expenses waived or reimbursed by the Adviser pursuant to this Agreement, including organizational expenses, shall be repaid to the Adviser by the Fund in the first, second and third fiscal years following the fiscal year in which any such reimbursement or waiver occurs, provided that the total annual Fund Operating Expenses for the applicable following year, after giving effect to the repayment, do not exceed the expense limitation in effect at the time the waiver or reimbursement is made (or any lower expense limitation or limitations to which the parties may otherwise agree). Any such reimbursements by the Fund shall be reported to the Board of Trustees of the Trust (the “Board”).

2.	Term and Termination of Agreement.

This Agreement shall become effective on January 29, 2023 and shall continue in effect for an initial period of at least one year or until the next following effective date of the Post-Effective Amendment to the registration statement of the Trust relating to the Fund incorporating the Fund’s financial statements for the Fund’s fiscal year (the “Initial Term”). Unless sooner terminated, this Agreement will remain in effect for the Initial Term and may continue from year to year thereafter upon agreement by the parties. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon 60 days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board. This Agreement will automatically terminate if the Advisory Agreement is terminated, with such termination effective upon the effective date of the Advisory Agreement's termination.

3.	Miscellaneous.

(a) Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b) Prior Agreements. This Agreement supersedes any and all prior agreements, negotiations, correspondence, undertakings and communications of the Trust or the Adviser or their respective representatives, oral or written, respecting such subject matter.

(c) Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Declaration of Trust or By-Laws of the Trust, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

(d) Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser or the Investment Company Act of 1940, as amended (the “1940 Act”), shall have the same meaning as and be resolved by reference to such investment advisory agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

CENTRE FUNDS

/s/ James A. Abate
By:

CENTRE ASSET MANAGEMENT, LLC

/s/ James A. Abate
By:

SCHEDULE A

MAXIMUM OPERATING EXPENSE LIMITS

Fund Name and Class of Shares	Maximum Operating Expense Limit*
Centre American Select Equity Fund
Investor Class Shares	1.10%
Institutional Class Shares	0.90%

*	Annual rate, expressed as a percentage of the Fund’s average daily net assets.